EXHIBIT 99.1

Caledonia Mining Corporation Plc: Encouraging results from deep level drilling at Blanket Mine

Better than expected grades and widths from deep level drilling anticipated to support increased overall resource at Blanket

ST HELIER, Jersey, Jan. 30, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN, AIM and VFEX: CMCL) is pleased to report further encouraging results from the deep level drilling programme at Blanket Mine which is currently evaluating the continuity of the mineralised zones on the Blanket and Eroica ore bodies in anticipation of delineating an increased overall resource.  These results follow the Eroica ore body drilling results published on July 10, 2023. A total of 7,652 metres of drilling from June 2023 to end of December 2023 indicates that the existing Blanket and Eroica ore bodies have grades and widths which are generally better than expected. Total drilling for 2023 was 13,280 metres.

Highlights of the results include:

Holes Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface (m)	*E.O.H (m)
		From (m)	To (m)
ERC750EX2308	ERCN_FW	350.00	358.40	8.40	5.80	4.95	1108.40	392.40
BLK 930EX2308	BQR_HW	176.03	200.63	24.60	13.33	5.92	1130.63	304.25
BLK 930EX2310	BLK2HW	181.30	217.30	36.00	16.31	6.12	1147.30	293.50
BLK870EX2303	BLK4_5	28.60	39.40	10.80	4.27	8.80	909.40	272.20
ARS1110EX2304	BQR	3.00	18.00	15.00	8.22	3.62	1128.00	161.00

*End of hole depth

The complete long hole drilling results for June 2023 to December 2023 are provided in Appendix 1.

Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

“Our ongoing drilling campaign continues to demonstrate encouraging results, further improving our confidence in the Blanket resource. We anticipate that the positive grades and widths will result in an increased overall resource, which in due course should result in the extension of the existing life of the mine. We have invested heavily in Blanket over the last seven years to increase production capacity, resulting in a mine infrastructure that can sustain production beyond the current production horizon.

"Drilling is currently focussed on the Blanket and Eroica ore bodies, where crosscuts have been mined to allow optimal access to drill the deeper zones of the steeply-dipping ore bodies. These results are extremely promising, and we look forward to the next phase of drilling and to updating the market accordingly.”

Commentary

These results, along with the outcome of further planned exploration, will be reflected in a revised mineral resource and mineral reserve statement which the Company expects to publish in the second quarter of 2024 together with a revised life of mine plan.   It is anticipated that a portion of the existing inferred mineral resources will be upgraded to measured or indicated mineral resources together with the addition of new inferred mineral resources. It is expected that this will result in the existing life of mine being extended, rather than an increase in the target annual production rate.

Drillholes at Eroica, drilled from 750 metres below surface, have intersected the orebodies to depths of 1,110 metres below surface, the lowest level of main infrastructure being developed from Central Shaft. Similarly, drillholes at Blanket from 750 metres below surface have intersected orebodies down to 1,110 metres below surface. Drillholes from 930 metres below surface at Blanket and from 1,110 metres below surface on AR South have intersected the orebodies below 1,110 metres, which is encouraging for Blanket's longer-term development.

Further data on each drill hole is set out at Appendix 2 and pictorial representations of the holes are included below.

Appendix 1

Holes Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface (m)	E.O.H (m)
		From (m)	To (m)
ERC750EX2307	ERCN_HW	330.45	332.25	1.80	1.50	0.72	1082.25	356.25
ERC750EX2308	ERCN_HW	302.60	306.80	4.20	3.50	5.97	1056.80	392.40
ERC750EX2308	ERCN_FW	350.00	358.40	8.40	5.80	4.95	1108.40	392.40
ERC750EX2309	ERCN_HW	304.80	307.80	3.00	1.66	3.62	1057.80	347.40
ERC750EX2310	ERCN_HW	303.60	304.20	0.60	0.48	5.49	1054.20	324.50
ERC750EX2312	ERC _South			Traces				287.20
ERC750EX2313	ERC _South			Traces				279.60
BLK870EX2301	BLK4_5	38.20	50.20	12.00	3.58	5.10	920.20	287.40
BLK870EX2302	BLK4_5	34.10	40.10	6.00	3.92	7.46	910.10	272.30
BLK870EX2303	BLK4_5	28.60	39.40	10.80	4.27	8.80	909.40	272.20
BLK870EX2303	BLK2FW	241.00	242.80	1.80	1.27	4.35	1112.80	275.50
BLK870EX2304	BLK4_5	26.20	40.60	14.40	7.74	4.14	910.60	275.50
BLK 930EX2301	BQR_HW	148.60	152.80	4.20	5.12	2.85	1082.80	299.20
BLK 930EX2301	BLK3HW	220.60	226.00	5.40	4.39	4.41	1156.00	299.20
BLK 930EX2302	BQR_HW	130.60	133.00	2.40	1.86	2.42	1063.00	299.20
BLK 930EX2303	BQR_HW	134.30	139.10	4.80	3.20	2.39	1069.10	233.30
BLK 930EX2304	BQR_HW	205.70	219.50	13.80	8.32	3.63	1149.50	251.30
BLK 930EX2305	BQR_HW	197.90	209.30	11.40	7.69	3.99	1139.30	259.30
BLK 930EX2305	BLK1HW	230.30	255.30	25.00	16.69	3.16	1185.30	259.30
BLK 930EX2306	BQR_HW	170.90	179.90	9.00	4.02	5.38	1109.90	275.30
BLK 930EX2306	BLK2HW	181.10	203.30	22.20	8.18	3.75	1133.30	275.30
BLK 930EX2307	BQR_HW	157.80	169.80	12.00	6.57	4.05	1099.80	259.30
BLK 930EX2308	BQR_HW	176.03	200.63	24.60	13.33	5.92	1130.63	304.25
BLK 930EX2309	BQR_HW	205.00	210.40	5.40	2.24	12.44	1140.40	287.30
BLK 930EX2310	BQR_HW	165.10	170.50	5.40	3.01	10.02	1100.50	293.50
BLK 930EX2310	BLK2HW	181.30	217.30	36.00	16.31	6.12	1147.30	293.50
BLK 930EX2311	BQR_HW	247.90	261.10	13.20	6.97	4.28	1191.10	293.40
BLK 930EX2313	BQR_HW	152.00	159.80	7.80	4.43	2.23	1089.80	312.95
BLK 930EX2313	BLK2HW	202.40	238.40	36.00	20.56	2.90	1168.40	312.95
ARS1110EX2301	BQR	3.00	9.00	6.00	4.16	4.23	1119.00	158.20
ARS1110EX2301	BLK1HW	104.20	106.60	2.40	1.70	4.48	1216.60	158.30
ARS1110EX2302	BQR	6.00	12.00	6.00	4.44	7.15	1122.00	158.30
ARS1110EX2302	BLK1HW	43.80	61.20	17.40	12.37	8.76	1171.20	158.20
ARS1110EX2303	BQR	6.00	9.00	3.00	2.09	8.29	1119.00	149.00
ARS1110EX2303	BLK1HW	25.20	32.20	7.00	3.36	5.27	1142.20	149.00
ARS1110EX2304	BQR	3.00	18.00	15.00	8.22	3.62	1128.00	161.00
ARS1110EX2304	BLK1HW	65.00	78.80	13.80	7.15	6.45	1188.80	161.00

* ERCN_HW – Eroica North Hanging wall, ERCN_FW – Eroica North Footwall, ERC_STH – Eroica South, BQR – Blanket Quartz Reef, BLK1HW – Blanket 1 Hanging wall, BLK2HW – Blanket 2 Hanging wall, BLK2FW – Blanket 2 Footwall, BLK3HW – Blanket 3 Hanging wall, BLK4_5 – Blanket 4 and 5, ARS EXT – AR South Extension

Appendix 2

Underground exploration drill hole; azimuth, dip, drilled length, and collar location (UTM NAD83)

Hole Identifier	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
ERC750EX2307	31	- 75	356.3	697 206.3	7 694 516.0	388.1
ERC750EX2308	89	- 67	392.4	697 206.0	7 694 516.2	388.2
ERC750EX2309	124	- 81	374.4	697 205.5	7 694 512.7	388.0
ERC750EX2310	118	- 65	324.5	697 206.6	7 694 512.0	388.0
ERC750EX2312	150	- 56	287.2	697 312.7	7 694 284.6	387.0
ERC750EX2313	141	- 58	204.6	697 313.2	7 694 285.1	387.1
BLK870EX2301	65	- 71	287.4	698 043.0	7 692 507.8	263.6
BLK870EX2302	45	- 69	272.3	698 043.0	7 692 508.0	263.7
BLK870EX2303	28	- 63	272.2	698 043.0	7 692 508.0	263.7
BLK870EX2304	12	- 63	275.2	698 042.2	7 692 508.7	263.6
BLK930EX2301	37	- 61	299.2	697 784.1	7 692 827.9	206.4
BLK930EX2302	81	- 61	275.2	697 784.0	7 692 830.2	206.4
BLK930EX2303	76	- 72	233.3	697 784.4	7 692 826.4	206.5
BLK930EX2304	28	- 77	251.3	697 783.2	7 692 829.4	206.5
BLK930EX2305	23	- 69	259.3	697 782.9	7 692 829.9	206.4
BLK930EX2306	127	- 74	275.3	697 784.5	7 692 825.4	206.5
BLK930EX2307	35	- 79	272.4	697 783.5	7 692 828.4	206.5
BLK930EX2308	122	- 67	304.3	697 784.8	7 692 825.9	206.3
BLK930EX2309	133	- 76	287.3	697 784.5	7 692 825.7	206.5
BLK930EX2310	85	- 86	293.5	697 784.2	7 692 825.8	206.4
BLK930EX2311	21	- 81	293.4	697 783.4	7 692 828.7	206.9
BLK930EX2313	25	- 76	313.0	697 783.2	7 692 829.4	206.5
ARS1110EX2301	93	- 64	158.2	697 765.7	7 693 020.3	25.4
ARS1110EX2302	54	- 65	158.3	697 761.5	7 693 022.4	25.2
ARS1110EX2303	10	- 46	149.0	697 765.5	7 693 022.3	25.0
ARS1110EX2304	125	- 44	161.0	697 765.7	7 693 019.1	25.8

Eroica Orebody – Drilling from 750 metres below surface

Drill Trace
Mined out
Measured
Indicated
Inferred
Target
750mL
870mL
1110mL
23
24
25
26
Plunge 00
Looking East
0
50
100
150

Holes ID	Intercept	Code	Width (m)	Au_gt	E.O.H (m)
ERC750EX2307	ERCN_HW	23	1.5	0.72	356.25
ERC750EX2308	ERCN_HW	24	3.5	5.97	392.40
ERC750EX2308	ERCN_FW	24	5.8	4.95	392.40
ERC750EX2309	ERCN_HW	25	1.66	3.62	347.40
ERC750EX2310	ERCN_HW	26	0.48	5.49	324.50

Blanket Orebodies – Drilling from 930 metres below surface

990mL
1110mL
27
28
29
30
31
32
33
34
35
36
37
38
39
41
Drill Trace
Mined out
Measured
Indicated
Inferred
Target
Plunge 00
Looking East
0
50
100
150

Holes ID	Intercept	Code	Width(m)	Au_gt)	E.O.H(m)
BLK 930EX2201	BQR_HW	27	3.97	4.58	248.30
BLK 930EX2201	BLK2HW	27	6.98	4.15	254.40
BLK 930EX2201	BLK3HW	27	9.03	2.67	254.40
BLK 930EX2202	BLK2HW	28	10.36	2.82	260.30
BLK 930EX2301	BQR	29	4.35	4.28	299.20
BLK 930EX2301	BLK3HW	29	3.24	4.28	299.20
BLK 930EX2302	BQR	30	1.98	2.35	299.20
BLK 930EX2303	BQR	31	1.91	2.91	233.30
BLK 930EX2304	BQR	32	10.53	3.13	251.30
BLK 930EX2305	BQR	33	5.52	4.28	259.30
BLK 930EX2305	BLK1HW	33	8.45	4.15	259.30
BLK 930EX2306	BQR	34	15.6	3.77	275.30
BLK 930EX2306	BLK2HW	34	2.02	13.99	275.30
BLK 930EX2307	BQR	35	5.48	3.91	259.30
BLK 930EX2308	BQR	36	5.92	15.56	304.25
BLK 930EX2309	BQR	37	7.07	6.08	287.30
BLK 930EX2310	BQR	38	2.52	11.94	293.50
BLK 930EX2310	BLK2HW	38	12.96	7.48	293.50
BLK 930EX2311	BQR	39	4.4	5.75	293.40
BLK 930EX2312	BQR	40	21.5	3.64	293.20
BLK 930EX2313	BQR	41	3.12	3.42	312.95
BLK 930EX2313	BLK2HW	41	2.77	9.28	312.95

Blanket Orebodies – Drilling from 870 metres below surface

870mL
990mL
44
43
45
42
Drill Trace
Mined out
Measured
Indicated
Inferred
Target
Plunge 00
Looking East
0
50
100
150

Holes ID	Intercept	Code	Width (m)	Au_gt	E.O.H (m)
BLK870EX2301	BLK4	42	3.58	5.1	287.4
BLK870EX2302	BLK4	43	3.92	7.46	272.3
BLK870EX2303	BLK4	44	4.27	8.8	272.2
BLK870EX2303	BLK2FW	44	1.27	4.35	275.5
BLK870EX2304	BLK4	45	7.74	4.14	275.5

AR South – Drilling from 1,110 metres below surface

1110mL
56
55
54
57
Drill Trace
Mined out
Measured
Indicated
Inferred
Target
Plunge 00
Looking East
0
25
50
75
100

Holes ID	Intercept	Code	Width (m)	Au_gt	E.O.H (m)
ARS1110EX2301	BQR	54	4.16	4.23	158.2
ARS1110EX2301	ARS EXT	54	1.70	4.48	158.3
ARS1110EX2302	BQR	55	4.44	7.15	158.3
ARS1110EX2302	ARS EXT	55	12.37	8.76	158.2
ARS1110EX2303	BQR	56	2.09	8.29	149
ARS1110EX2303	ARS EXT	56	3.36	5.27	149
ARS1110EX2304	BQR	57	8.22	3.62	161
ARS1110EX2304	ARS EXT	57	7.15	6.45	161

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)
Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America)
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

Tel: +263 (242) 745 119/33/39

Qualified Persons

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Quality Assurance and Quality Control

Access to Blanket Mine premises is controlled by security personnel on the first gate. On the second gate, in addition to security, entry is gained by biometric entry system. Diamond drilling is performed by qualified diamond drillers under the supervision of a diamond drill foreperson. Drilled core is routinely brought to surface to the core shed where it is received and laid down. A qualified geological technician performs geotechnical logging while a qualified geologist logs the core and marks the portions for splitting. The core is split in half along the core axis using an electric core cutter equipped with a diamond saw cutter. The geologist marks the sample intervals, put tickets, insert standards and blanks. One half of the sample is put into a plastic sample bag and sealed with cable ties. The sampling information is entered into the database. The other half of the core is marked with sample intervals and sample numbers and returned to the core box and retained for future reference. The samples are put in marked grain bags and tied with cable ties.

Transportation is by road using mine vehicle to a SADCAS accredited testing laboratory (accreditation number TEST-05 0030) in Kwekwe, some 330km from Blanket Mine. A delivery note is signed as proof of dispatch.

Gold is analysed by a 50 grams fire assay with an Atomic Absorption (AA) finish. The laboratory also has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.

Blanket Mine inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. When results are received, the assay results are painted against the sample numbers on the core retained.

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade mineral reserves and resources, expectations regarding the mine plan, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Photos accompanying this announcement are available at

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